Pricing Supplement Dated 11/12/2013	Rule 424 (b) (3)

(To Prospectus Dated June 28, 2013)	File No. 333-178919

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.35%

Effective Dates:	11/12/2013 through 11/17/2013